                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    Form U-5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2003

        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 70002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

See Exhibit F-1 attached hereto for the information required by this Item for CenterPoint Energy, Inc. ("CenterPoint") and its subsidiaries.

During 2003, CenterPoint formed CenterPoint Energy Service Company, LLC, and pursuant to Commission order, that company began operation in January 2004 as a common service company for CenterPoint and its system companies.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

All transactions have been reported in certificates filed pursuant to Rule 24.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

In March and May 2003, CenterPoint Energy Houston Electric, LLC (the "T&D Utility") redeemed approximately $62.3 million aggregate principal amount of its 8.75% first mortgage bonds due 2022 at 103.56% of their principal amount, $250 million aggregate principal amount of its 7.75% first mortgage bonds due 2023 at 103.77% of their principal amount, $200 million aggregate principal amount of its 7.5% first mortgage bonds due 2023 at 103.51% of their principal amount, and repaid $429 million of intercompany notes payable to CenterPoint. CenterPoint used some of the proceeds of the intercompany note repayment to repay $150 million aggregate principal amount of medium-term notes maturing on April 21, 2003.

In September 2003, the T&D Utility repaid approximately $258 million of intercompany notes payable to CenterPoint.

In March 2003, CenterPoint Energy Resources Corp. ("GasCo") refinanced $260 million aggregate principal amount ($266.6 million book value) of GasCo's Term Enhanced ReMarketable Securities (the "TERM Notes") maturing in November 2003. GasCo paid approximately $41 million of costs associated with the refinancing.

In April 2003, GasCo refinanced $100 million aggregate principal amount ($102.5 million book value) of TERM Notes. GasCo paid approximately $17.9 million of costs and accrued interest associated with the refinancing.



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
In November 2003, GasCo accepted $140 million aggregate principal amount ($143.2 million book value) of the TERM Notes and $1.25 million as consideration for $160 million aggregate principal amount of GasCo's 5.95% senior notes due 2014. GasCo retired the TERM Notes received.

In October 2003, CenterPoint refinanced its $2.36 billion bank facility having a termination date of June 2005 with a $2.35 billion credit facility having a termination date of October 2006, reducing the drawn cost of the amount remaining outstanding from LIBOR plus 450 basis points to LIBOR plus 350 basis points on the $925 million term loan and LIBOR plus 300 basis points on the $1.425 billion revolver.

The above transactions were authorized pursuant to Rule 42 and/or CenterPoint's June 30, 2003 omnibus financing order, as supplemented.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                                                  Description   Number of       % of             Nature         Owner's Book Value
      Investor                Investee            of Security    Shares      Voting Power      of Business         (in millions)
----------------------  ----------------------    -----------  -----------   ------------  -------------------  ------------------
   Reliant Energy          AOL-Time Warner           Common    21,640,246        0.5%            media and              $284
Investment Management                                                                          entertainment

 CenterPoint Houston    Pantellos Corporation
    Electric, LLC                                    Common      191,950         1.9%          supply chain
                                                                                           services for utility
                                                                                                and energy
                                                                                                industries

ITEM 6. OFFICERS AND DIRECTORS - PART I.

         The names, principal address and positions held as of December 31, 2003 of the officers and directors of system companies is presented in the tables on the following pages. The principal business address of each officer and director is indicated in such tables by the numbers (1) through (10). The addresses associated with these number designations are shown in the address key below. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.



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

                                               CENTERPOINT
                              CENTERPOINT     ENERGY SERVICE   UTILITY HOLDING,  CNP FUNDING      CNP HOUSTON      CNP TRANSITION
  DIRECTORS AND OFFICERS      ENERGY, INC.     COMPANY, LLC           LLC          COMPANY       ELECTRIC, LLC      BOND COMPANY
 -------------------------   --------------  ----------------  ----------------  -----------     -------------     --------------
Milton Carroll  (1)          D, COB          COB
John T. Cater  (1)           D
Darrill Cody (1)             D
O. Holcombe Crosswell  (1)   D
Thomas F. Madison  (1)       D
David M. McClanahan  (1)     D, P, CEO       M, P, CEO                           D, C, P          M, C
Michael E. Shannon  (1)      D
Scott E. Rozzell  (1)        EVP, GC, S      EVP, GC, S                          VP, S            EVP, GC, S       EVP, GC, S
Stephen C. Schaeffer  (1)    EVP, GP         EVP, GP
Gary L. Whitlock  (1)        EVP, CFO        EVP, CFO                            VP               EVP, CFO         M, P
James S. Brian  (1)          SVP, CAO        SVP, CAO                                             SVP, CAO         M, SVP, CAO
Johnny L. Blau  (1)          SVP             SVP
Preston Johnson, Jr.  (1)    SVP             SVP
Thomas R. Standish  (1)                                                                           P, COO
David G. Tees  (1)           SVP             SVP
Bernard J. Angelo  (10)                                                                                            M
Patricia F. Genzel  (2)                                         M, P, S
Andrew L. Stidd  (10)                                                                                              M
Jeff W. Bonham  (1)          VP              VP
Rick L. Campbell  (1)        VP              VP
Walter L. Fitzgerald  (1)    VP, CO          VP, CO                                                                VP, C
Patricia F. Graham  (1)      VP              VP
John C. Houston  (1)                                                                              VP
Marc Kilbride  (1)           VP, T           VP, T                               VP, T            VP, T            M, VP, T
Floyd J. LeBlanc  (1)        VP              VP
Andi J. McCormac  (1)                                                                             VP
Joseph B. McGoldrick  (1)    VP              VP
Doyle W. McQuillon  (1)                                                                           VP, GM
Sharon Michael-Owens  (1)                                                                         VP
H. Wayne Roesler  (1)        VP              VP
Steven H. Schuler  (1)       VP              VP
Rufus S. Scott  (1)          VP, DGC, AS     VP, DGC, AS                         VP, AS           VP, DGC, AS      VP, DGC, AS
Jim F. Schaefer  (1)                                                                              VP, GM
Allan E. Schoeneberg  (1)    VP              VP
C. Dean Woods  (1)           VP              VP
Richard B. Dauphin  (1)      AS              AS                                  AS               AS               AS
Gretchen H. Denum  (1)       AS              AS
Linda Geiger  (1)            AT              AT                                  AT               AT               AT



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


                                    HI FINANCECO
  DIRECTORS AND OFFICERS              GP, LLC
-------------------------           ------------
David M. McClanahan  (1)             P
Scott E. Rozzell  (1)                EVP, S
Gary L. Whitlock  (1)                EVP, CFO
James S. Brian  (1)                  SVP, CAO
Marc Kilbride  (1)                   M, VP, T
Rufus S. Scott  (1)                  VP, AS
Richard B. Dauphin  (1)              AS
Linda Geiger  (1)                    AT


                                CNP ENERGY, INC.          CNP INVESTMENT
  DIRECTORS AND OFFICERS             (DE)                 MANAGEMENT, INC.
---------------------------     ----------------         -----------------
David M. McClanahan  (1)              D
Scott E. Rozzell  (1)
Gary L. Whitlock  (1)
Patricia F. Genzel  (2)                                      D, P, S
Mike W. Watters  (1)                                         D
Marc Kilbride  (1)
Kamini D. Patel  (2)                                         VP, AS
Richard B. Dauphin  (1)
Linda Geiger  (1)


 DIRECTORS AND OFFICERS       CNP POWER SYSTEMS, INC.      CNP PRODUCTS, INC.      CNP PROPERTIES, INC.     CNP TEGCO, INC.
-------------------------     -----------------------      ------------------      --------------------     ---------------
David M. McClanahan  (1)             C                            D, P                     D, C, P                D, P
Scott E. Rozzell  (1)                VP, S                        VP, S                    VP, S                  VP, S
Stephen C. Schaeffer  (1)                                                                  D, VP
Gary L. Whitlock  (1)                                             VP
James S. Brian  (1)
Marc Kilbride  (1)                   VP, T                        VP, T                    D, VP, T               VP, T
Allan E. Schoeneberg  (1)                                                                  VP
Rufus S. Scott  (1)                                               VP, AS                   VP, AS                 VP, AS
Richard Snyder  (1)                  P, COO
Richard B. Dauphin  (1)              AS                           AS                       AS                     AS
Linda Geiger  (1)                    AT                           AT                       AT                     AT

  DIRECTORS AND OFFICERS         NORAM ENERGY CORP.
-------------------------        ------------------
David M. McClanahan  (1)             P
Scott E. Rozzell  (1)                VP, S
James S. Brian  (1)
Marc Kilbride  (1)                   VP, T
Rufus S. Scott  (1)
Richard B. Dauphin  (1)              AS
Linda Geiger  (1)                    AT


                                    TEXAS GENCO         TEXAS GENCO GP,         TEXAS GENCO LP,        UTILITY RAIL
    DIRECTORS AND OFFICERS         HOLDINGS, INC.             LLC                    LLC               SERVICES, INC.
------------------------------     --------------       ---------------         ---------------        --------------
J. Evans Attwell  (1)                D
Donald R. Campbell  (1)              D
Robert J. Cruikshank  (1)            D
Patricia A. Hemingway Hall (1)       D
David M. McClanahan  (1)             D, COB                                                              C, P
Scott E. Rozzell  (1)                D, EVP, GC, S         EVP, GC, S                                    VP, S
David G. Tees  (1)                   D, P, CEO             M, P
Gary L. Whitlock  (1)                D, EVP, CFO           EVP, CFO
James S. Brian  (1)                  SVP, CAO              SVP, CAO                                      D, VP
Patricia F. Genzel  (2)                                                           M, P, S
Walter L. Fitzgerald  (1)            VP, C
Marc Kilbride  (1)                   VP, T                 VP, T                                         VP, T
Joseph B. McGoldrick  (1)            VP
Michael A. Reed  (1)                 VP                    VP
Rufus S. Scott  (1)                  VP, DGC, AS           VP, DGC, AS                                   VP, AS
Jerome D. Svatek  (1)                VP
Richard B. Dauphin  (1)              AS                    AS                                            AS
Linda Geiger  (1)                    AT                    AT                                            AT

                                                                                    ARKANSAS
                                          CNP           ALG GAS         ALLIED      LOUISIANA
                                       RESOURCES,       SUPPLY         MATERIALS     FINANCE          ARKLA          ARKLA PRODUCTS
    DIRECTORS AND OFFICERS               CORP.         COMPANY       CORPORATION   CORPORATION   INDUSTRIES, INC.       COMPANY
---------------------------------    -------------    ----------     -----------   -----------   ----------------    --------------
David M. McClanahan  (1)             D, C, P, CEO                     D, C, CEO                      D, P
Scott E. Rozzell  (1)                EVP, GC, S       VP, S           VP, S          VP, S           VP, S              EVP, S
Stephen C. Schaeffer  (1)            EVP, GP
Gary L. Whitlock  (1)                EVP, CFO                                        D, VP           D, VP
James S. Brian  (1)                  SVP, CAO         D, VP                          D, VP           D, VP              D
Preston Johnson, Jr.  (1)            SVP
Kathleen Gardner Alexander  (5)      AS               D, VP, GC                      VP, AS                             D
Constantine S. Liollio  (1)                           D, P                           D, P                               D, P
Jerry W. Plant  (4)                                                   D, P
Wayne D. Stinnett, Jr.  (1)                                           D, VP
Walter L. Fitzgerald  (1)            VP, CO
Marc Kilbride  (1)                   VP, T            VP, T           VP, T          VP, T           VP, T              VP, T
Rufus S. Scott  (1)                  VP, DGC, AS      VP, AS                         VP, AS          VP, AS             VP, AS
Brenda A. Bjorklund  (8)             AS
Richard B. Dauphin  (1)              AS               AS              AS             AS              AS                 AS
Daniel O. Hagen  (8)                 AS
George C. Hepburn, III  (1)          AS                               VP, AS
Linda Geiger  (1)                    AT               AT              AT             AT              AT                 AT
Michelle Willis  (3)                 AS

                                                                                     CNP FIELD
                                      CNP              CNP                           SERVICES         CNP GAS         CNP GAS
                                  ALTERNATIVE       CONSUMER          CNP FIELD      HOLDINGS,       PROCESSING,      MARKETING
   DIRECTORS AND OFFICERS          FUELS, INC.     GROUP, INC.      SERVICES, INC.      INC.            INC.          COMPANY
----------------------------      ------------     -----------      --------------   ---------       -----------      ---------
David M. McClanahan  (1)             D, P             D, C
Scott E. Rozzell  (1)                VP, S            VP, S           VP, S           VP, S            VP, S           VP, S
Edwin J. Spiegel  (7)                                                                                                  SVP
Kevin J. Blase  (7)                                                                                                    VP
Gary M. Cerny  (8)                                    P

Walter L. Ferguson  (1)
Hugh G. Maddox  (3)                                                   D, SVP, COO                      D, SVP
Benjamin J. Reese  (1)                                                                                                 VP
Wayne D. Stinnett, Jr.  (1)          D, VP                                                                             D, P
Cyril J. Zebot  (1)                                                                   D, VP
Marc Kilbride  (1)                   VP, T            VP, T           VP, T           VP, T            VP, T           VP, T
Andrea L. Newman  (8)                                 VP
Rufus S. Scott  (1)                  VP, AS           VP, AS          VP, AS          VP, AS           VP, AS
Brenda A. Bjorklund  (8)                              AS
Richard B. Dauphin  (1)              AS               AS              AS              AS               AS              AS
George C. Hepburn, III  (1)                                                                                            VP, AS
Linda Geiger  (1)                    AT               AT              AT              AT               AT              AT
Michelle Willis  (3)                                                  AS                               AS


                                                          CNP GAS                              CNP - ILLINOIS GAS
                                       CNP GAS          TRANSMISSION     CNP HUB SERVICES,        TRANSMISSION
   DIRECTORS AND OFFICERS         RECEIVABLES, LLC        COMPANY              INC.                 COMPANY
-----------------------------     ----------------      ------------     -----------------     ------------------
David M. McClanahan  (1)                                    D, P
Scott E. Rozzell  (1)                EVP, GC, S             VP, S             VP, S                  VP, S
Gary L. Whitlock  (1)                M, P
James S. Brian  (1)                  SVP, CAO
Frank B. Bilotta  (9)                IM
Walter L. Ferguson  (1)                                     D, VP                                    D, VP
Constantine S. Liollio  (1)
Benjamin J. Reese  (1)
Wayne D. Stinnett, Jr.  (1)
Cyril J. Zebot  (1)                                         VP                D, VP                  VP
Walter L. Fitzgerald  (1)            VP, CO
Robert C. Hausler  (1)                                      VP
Marc Kilbride  (1)                   M, VP, T               VP, T             VP, T                  VP, T
Rufus S. Scott  (1)                  VP, DGC, AS            VP, AS            VP, AS                 VP, AS
Robert A. Trost  (7)                                                                                 VP
Richard B. Dauphin  (1)              AS                     AS                AS                     AS
George C. Hepburn, III  (1)
Linda Geiger  (1)                    AT                     AT                AT                     AT
Michelle Willis  (3)                                        AS

                                                  PINE PIPELINE
                                  CNP INTRASTATE   ACQUISITION     CNP GAS           CNP RETAIL       CNP - MRT       CNP MRT
   DIRECTORS AND OFFICERS          HOLDINGS, LLC     COMPANY     SERVICES, INC.    INTERESTS, INC.   CORPORATION   HOLDINGS, INC.
----------------------------      --------------  -------------  --------------    ---------------   -----------   --------------
David M. McClanahan  (1)                                                                                 D, P
Scott E. Rozzell  (1)                 VP, S                                              VP, S           VP, S          VP, S
Walter L. Ferguson  (1)                                                                                  D, VP
Benjamin J. Reese  (1)                                                VP
Wayne D. Stinnett, Jr.  (1)                                           D, P               D, P
Cyril J. Zebot  (1)                   M, VP          M, VP                                               VP             D, P
Marc Kilbride  (1)                    VP, T                           VP, T              VP, T           VP, T          VP, T
Rufus S. Scott  (1)                   VP, AS                                             VP, AS          VP, AS         VP, AS
Robert A. Trost  (7)                                                                                     VP
Richard B. Dauphin  (1)               AS                                                 AS              AS             AS
Linda Geiger    (1)                   AT                              AT                 AT              AT             AT
Michelle Willis  (3)                                                                                     AS
Sylvia Z. Zuroweste  (7)                                                                                 AS
Kevin J. Blase  (7)                                                   VP
James Best (1)                                                        AS
George C. Hepburn, III  (1)                                           VP, GC, S
Edwin J. Spiegel  (7)                                                 SVP

                                                                                                            CNP TRADING &
                                   CNP MRT SERVICES       CNP PIPELINE SERVICES,                         TRANSPORTATION GROUP,
  DIRECTORS AND OFFICERS               COMPANY                    INC.                CNP OQ, LLC               INC.
--------------------------         ----------------       ----------------------      -----------        ---------------------
David M. McClanahan  (1)                                                                                       D, P
Scott E. Rozzell  (1)                 VP, S                      VP, S                  VP, S                  VP, S
Walter L. Ferguson  (1)                                          D, VP                  D, VP
Cyril J. Zebot  (1)                                                                     VP
Marc Kilbride  (1)                    VP, T                      VP, T                  VP, T                  VP, T
Rufus S. Scott  (1)                   VP, AS                     VP, AS                 VP, AS                 VP, AS
Robert A. Trost  (7)                  D, VP, GM
Richard B. Dauphin  (1)               AS                         AS                     AS                     AS
Linda Geiger  (1)                     AT                         AT                     AT                     AT
Michelle Willis  (3)                                             AS
Sylvia Z. Zuroweste  (7)              AS

                                     ENTEX GAS
                                     MARKETING         ENTEX NGV,         ENTEX OIL &                         CNP INTRASTATE
   DIRECTORS AND OFFICERS             COMPANY             INC.            GAS COMPANY        INTEX, INC.      PIPELINES, INC.
-----------------------------        ---------         ----------         -----------        -----------      ---------------
David M. McClanahan  (1)              D, C, P            D, P               C, P
Scott E. Rozzell  (1)                 VP, S              VP, S              VP, S               VP, S
Benjamin J. Reese  (1)                VP                                    VP                                     VP
Wayne D. Stinnett, Jr.  (1)           D, SVP             D, VP              D, SVP              D, P               D, C, P
Marc Kilbride  (1)                    VP, T              VP, T              VP, T               VP, T              VP, T
Rufus S. Scott  (1)                   VP, AS             VP, AS                                 VP, AS
Richard B. Dauphin  (1)               AS                 AS                 AS                  AS                 AS
George C. Hepburn, III  (1)                                                 VP, AS                                 VP, GC, S
Linda Geiger  (1)                     AT                 AT                 AT                  AT                 AT


                                    MINNESOTA
                                    INTRASTATE           NATIONAL                            CNP FUNDS
                                     PIPELINE            FURNACE        NORAM UTILITY        MANAGEMENT,        UNITED GAS,
    DIRECTORS AND OFFICERS           COMPANY             COMPANY        SERVICES, INC.           INC.              INC.
-------------------------------     ----------          ----------      --------------       -----------        -----------
David M. McClanahan  (1)              D, C                                   D, P                                  D, P
Scott E. Rozzell  (1)                 VP, S              VP, S               VP, S              EVP, S             VP, S
Benjamin J. Reese  (1)
Wayne D. Stinnett, Jr.  (1)
James S. Brian  (1)                                      D
Kathleen Gardner Alexander  (5)                          D, VP, AS
Gary M. Cerny  (8)                    D, P
Kenneth Clowes                                                                                  D, P
Phillip R. Hammond  (8)               D, VP
Constantine S. Liollio  (1)                              D, P
Marc Kilbride  (1)                    VP, T              VP, T               VP, T              VP, T              VP, T
Rufus S. Scott  (1)                   VP, AS             VP, AS              VP, AS             VP, AS             VP, AS
Brenda A. Bjorklund  (8)              AS
Richard B. Dauphin  (1)               AS                 AS                  AS                 AS                 AS
George C. Hepburn, III  (1)
Linda Geiger  (1)                     AT                 AT                  AT                 AT                 AT



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


                             CNP INTERNATIONAL,     CNP INTERNATIONAL     RE EL SALVADOR,   CNP INTERNATIONAL    HIE FORD HEIGHTS,
   DIRECTORS AND OFFICERS           INC.              HOLDINGS, LLC        S.A. DE C.V.          II, INC.             INC.
---------------------------  ------------------     -----------------     ---------------   -----------------    -----------------
David M. McClanahan  (1)          D, C, P
Joseph B. McGoldrick  (1)         VP                     M, VP                                      D, VP             D, VP
Scott E. Rozzell  (1)             EVP, S                 VP, S                                      VP, S             VP, S
Gary L. Whitlock  (1)             D, EVP                 P                                          P                 P
Marc Kilbride  (1)                VP, T                  VP, T                  D                   VP, T             VP, T
Steven H. Schuler  (1)            VP                     VP                                         VP
Rufus S. Scott  (1)               VP, AS                 VP, AS                                     VP, AS            VP, AS
Richard B. Dauphin  (1)           AS                     AS                                         AS                AS
Linda Geiger  (1)                 AT                     AT                                         AT                AT


                                                                                              RAIN         CNP
                               BLOCK 368      HIE FULTON,     RE INDIA,                    CALCINING  INTERNATIONAL    CNP LIGHT,
   DIRECTORS AND OFFICERS       GP, LLC           INC.          INC.      RE RAIN, INC.     LIMITED   SERVICES, INC.      INC.
--------------------------    ------------     ----------     ---------   -------------    ---------  --------------   ----------
Joseph B. McGoldrick  (1)     P                D, VP           D, VP          D, VP                       D, VP         D, VP
Scott E. Rozzell  (1)         VP, S            VP, S                                                      VP, S         VP, S
Gary L. Whitlock  (1)                          P                                                          P             P
Marc Kilbride  (1)            VP, T            VP, T           VP, T          VP, T                       VP, T         VP, T
Steven H. Schuler  (1)        VP               VP              D, VP          D, VP           D           VP            D, VP
Rufus S. Scott  (1)           VP, DGC, AS      VP, AS                                                     VP, AS
Douglas H. Darrow  (1)                                         D              D               D
Richard B. Dauphin  (1)       AS               AS              AS             AS                          AS            AS
Linda Geiger  (1)             AT               AT              AT             AT                          AT            AT

                                                 HIE                       RE                                            WORLDWIDE
                              RE         RE     BRASIL         RE         BRAZIL     RE          RE          VENUS        ELECTRIC
                            BRASIL,    BRAZIL   RIO SUL  INTERNATIONAL    TIETE   COLOMBIA   OUTSOURCE     GENERATION      HOLDINGS
    DIRECTORS AND OFFICERS   LTDA.       LTD.    LTDA.    BRASIL LTDA.     LTD      LTDA.       LTD.       EL SALVADOR      B.V.
    ----------------------  -------    ------   -------  -------------    ------  --------   ----------    -----------   ----------
Steven H. Schuler (1)         DM         D       DM           DM             D       D           D             D

A.       POSITIONS CODES

           ADT             Administrative Trustee
            AS             Assistant Secretary
            AT             Assistant Treasurer
            C              Chairman
           CAO             Chief Accounting Officer
           CEO             Chief Executive Officer
           CFO             Chief Financial Officer
           CIO             Chief Information Officer
            CO             Controller
           COB             Chairman of the Board
           COO             Chief Operating Officer
            D              Director
           DGC             Deputy General Counsel
            DM             Delegate Member
           DTR             Delaware Trustee
           EVP             Executive Vice President
            GC             General Counsel
            GM             General Manager
            GP             Group President
            IM             Independent Manager
            M              Manager
            P              President
            S              Secretary
           SVP             Senior Vice President
            T              Treasurer
            TR             Trustee
            VP             Vice President

B.       ADDRESS CODES

               1              1111 Louisiana
                              Houston, Texas 77002
               2              1011 Centre Road Suite 324
                              Wilmington, Delaware  19805
               3              525 Milam Street
                              Shreveport, Louisiana 71101
               4              2301 N. W. 39th Expressway, Suite 200
                              Oklahoma City, OK 73112

               5              401 West Capitol Avenue, Suite 102
                              Little Rock, AR 72201
               6              700 W. Linden Avenue
                              Minneapolis, Minnesota 55403
               7              9900 Clayton Road
                               St. Louis, Missouri 63124
               8              800 LaSalle
                              Minneapolis, Minnesota 55402
               9              114 West 47th Street, Suite 1715
                              New York, New York 10036
              10              400 West Main Street, Suite 338
                              Babylon, New York 11702

ITEM 6. OFFICERS AND DIRECTORS - PART II. FINANCIAL CONNECTIONS AS OF DECEMBER 31, 2003

CenterPoint and its subsidiaries have no officers or directors with a financial connection within the provisions of Section 17(c) of the Act.

ITEM 6. OFFICERS AND DIRECTORS - PART III.

(a) Compensation of Directors and Executive Officers and (e) Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

It is the executive compensation policy of CenterPoint to have compensation programs that strengthen the relationship between executives and shareholder interests by encouraging equity ownership; attract, retain and encourage the development of highly qualified and experienced executives; strengthen the relationship between individual pay and performance; promote overall corporate performance; and provide compensation that is externally competitive and internally equitable. The key elements of CenterPoint's executive compensation program are base salary, short-term incentive awards and long-term incentive awards. CenterPoint's compensation committee (the "Compensation Committee") has three non-employee director members: Mr. Cater (Chairman), Mr. Carroll and Mr. Madison, and it oversees compensation for CenterPoint Energy's senior officers, including salary and short-term and long-term incentive awards. The committee also administers incentive compensation plans and reviews some human resources programs. The Compensation Committee evaluates each element of compensation separately and in relation to the other elements of an executive's total compensation package. The percentage of an executive's compensation that is variable or performance-based generally increases with higher levels of total compensation. The result is that the majority of the executive officers' compensation is considered at risk. The ultimate value of this at-risk compensation is determined based on the performance of the company and its stock price. Common stock ownership guidelines, applicable to all of the officers of CenterPoint, consist of a value of two times salary.

CenterPoint retains an independent consulting firm to review the competitiveness of CenterPoint's base pay, short-term incentive and long-term incentive targets. A group of both utility and other industrial companies was used to verify the appropriate mix of base pay, short-term incentive and long-term incentives for CenterPoint executives. In establishing individual compensation targets, the Compensation Committee considers the level and nature of responsibility, experience and its own subjective assessment of performance. In making these determinations, the Compensation Committee also takes into account the Chief Executive Officer's evaluations of the performance of other executive officers. The Compensation Committee generally considers that the objectives of CenterPoint's pay philosophy are best served when each element of total compensation for its executives approximates the 50th percentile of the market represented by the companies included in the review.

The Compensation Committee's annual recommendations to the Board concerning each executive officer's base salary are based on its analysis of salary levels for executive officer positions among comparable companies, and its subjective evaluation of and management's evaluation of each executive officer's individual performance and level of responsibility. Mr. McClanahan's performance is evaluated solely by the Committee.

CenterPoint's outside compensation consultants prepared an independent report on its Chief Executive Officer's compensation, which took into consideration CenterPoint's size and complexity, and the markets in which it competes for talent. In evaluating Mr. McClanahan's total compensation, the Compensation Committee considered his contributions to the overall success of CenterPoint through his leadership and individual performance. While Mr. McClanahan's current compensation is below the 50th percentile of the market represented by the companies included in the review, the Compensation Committee believes that Mr. McClanahan's compensation package, in conjunction with anticipated future base pay increases, is sufficient to ensure his continuing focus on creating substantial improvements in shareholder value. During 2003, the Compensation Committee set Mr. McClanahan's base salary at $725,000. His annual incentive target was set at 75% of base salary, and his long-term incentive target was set at 150% of base salary. When Mr. McClanahan's base salary reaches market levels, his long-term incentive target, when combined with his short-term incentive target, is intended to position Mr. McClanahan's total direct compensation at the 50th percentile.

Annual bonuses are paid pursuant to CenterPoint's short-term incentive compensation plan, which provides for cash bonuses based on achievement over the course of the year of performance objectives approved by the Compensation Committee at the commencement of the year, in addition to cash bonuses which are based on individual performance and accomplishments. Target annual incentives established at the beginning of the year 2003 for executive officers ranged from 40% to 75% of base salary. Depending on the performance objectives achieved each year, performance-based payouts can vary from 0% to 150% of the targeted amount. The plan provides for supplemental bonuses up to an additional 50% of an individual's target. The performance goals for 2003 were based entirely on consolidated earnings per share for the named executive officers excluding Mr. Standish. Consolidated earnings per share performance for 2003 was attained at 150% and resulted in payments of 150% of targeted annual bonuses for these named officers. The performance goals of Mr. Standish and certain other executive officers consisted of consolidated earnings per share weighted 60%, business unit earnings before interest and taxes weighted between 12% and 16%, capabilities and system performance weighted between 14% and 20%, customer-related goals of up to 8% and safety-related goals weighted between 4% and 6%. The cumulative actual performance achievement for the other executive officers ranged from 120% to 128%. Mr. Whitlock and certain other executive officers received additional supplemental cash awards for 2003.

The current approach to long-term incentives consists of grants of stock options, restricted stock, performance shares and/or performance units. Performance units generally have a target value of $100 per unit. Under the long-term incentive plan, officers receive grants of performance shares or performance units with goals based upon the achievement of financial objectives measurable over a three-year performance cycle. Payout levels for the performance shares are calculated by determining the percentage of achievement for each objective and can range from 0% to 150% of target. Payout values for the performance units are calculated by determining the percentage of achievement for each objective and can range from $0 to $150 per unit.

For the performance cycle that began in 2003, CenterPoint's goals consisted of total shareholder return in relation to a peer group of companies (representing those in which at least 80% of revenues are generated from regulated operations) and operating cash flow, weighted 60% and 40%, respectively. Performance goals for the executive officer of Texas Genco are based on financial and operating objectives of Texas Genco weighted evenly.

In addition to the performance shares or units, annual grants of stock options under CenterPoint's long-term incentive plan are made at an option price not less than the fair market value of the common stock on the date of grant. This design is intended to focus executive officers on the creation of shareholder value over the long term and encourage equity ownership. The executive officer of Texas Genco was not granted stock options of CenterPoint in 2003 so that his total annual and long-term incentive compensation is tied solely to the performance of Texas Genco.

For the performance cycle that ended in 2003, the cumulative performance achievement level was 120% for the executive officers of CenterPoint. For the executive officer of Texas Genco, the cumulative performance achievement level was less than the threshold level, resulting in no payout under the terms of the CenterPoint plan.

The Compensation Committee periodically evaluates executive compensation programs in light of Section l62(m) of the Internal Revenue Code. This Section generally disallows the deductibility of compensation in excess of $1 million for certain executive officers, but excludes from the limitation certain qualifying performance-based compensation. The Compensation Committee intends to structure its compensation programs in a manner that maximizes tax deductibility. However, it recognizes that there may be situations in which the best interests of shareholders are served by administering some elements of compensation such that they occasionally may not meet the requirements for exclusion under Internal Revenue Code Section l62(m).

Compensation of Executive Officers. The following table summarizes compensation for services to CenterPoint and its subsidiaries for the years 2003, 2002 and 2001 awarded to, earned by or paid to the Chief Executive Officer, the four other most highly compensated executive officers as of December 31, 2003 (collectively these individuals constitute the "Named Officers").


                                                 ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                          ----------------------------------   -----------------------------------
                                                                                        AWARDS           PAYOUTS
                                                                               ----------------------   ----------
                                                                               RESTRICTED  SECURITIES
                                                                OTHER ANNUAL     STOCK     UNDERLYING     LTIP        ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR   SALARY(1)   BONUS(1)  COMPENSATION    AWARDS(2)  OPTIONS(3)   PAYOUTS(4)  COMPENSATION(5)
---------------------------        ----   ---------  ---------  ------------   ----------  ----------   ----------  ---------------
David M. McClanahan                2003  $ 687,500   $ 773,437   $   1,985     $ 348,840    103,900     $ 962,013     $ 127,508
   President and Chief             2002    575,000     646,875       1,074            --    191,700        50,358       109,918
   Executive Officer               2001    535,000     545,700         976            --    101,720       134,424        92,126

Scott E. Rozzell(6)                2003    376,000     282,000       1,653       147,060     43,900       406,110       110,101
   Executive Vice                  2002    360,500     270,375         680            --     77,800            --        91,793
   President, General              2001    291,667     131,250         594        50,454    112,890            --        74,233
   Counsel and
   Corporate Secretary

Gary L. Whitlock(7)                2003    355,000     290,000         620       136,230     40,600            --        52,690
   Executive Vice                  2002    334,000     250,500      48,607            --     72,200            --        37,145
   President and Chief             2001    143,316     146,250      64,108            --     25,000            --        85,208
   Financial Officer

Stephen C. Schaeffer               2003    336,250     252,188         625       131,100     39,200       495,672        55,284
   Executive Vice                  2002    322,500     241,875         653            --     70,000        92,227        46,124
   President and Group             2001    307,500     146,063       1,025            --     52,390        98,581        51,077
   President--Gas Distribution
   and Sales

Thomas R. Standish                 2003    279,250     200,000       1,367        97,470     29,100       267,131        39,156
   President and Chief             2002    264,750     177,510         466            --     51,000        33,502        33,360
   Operating Officer,              2001    248,750     114,000         404            --     28,190        57,003        34,320
   CenterPoint
   Houston Electric, LLC


----------

(1) The amounts shown include salary and bonus earned as well as earned but deferred.

(2) Restricted stock awards are valued at the closing market price on the date of the grant. The awards vest three years following the date of grant. Dividends accrue on the awards from the date of grant. Performance-based restricted stock awards are reported as a component of LTIP payouts when paid.

         As of December 31, 2003, the aggregate holdings of unvested shares of common stock of CenterPoint, including performance-based restricted stock, assuming the attainment of performance goals at the maximum level, were as follows: Mr. McClanahan, 209,942 shares ($2,034,333); Mr. Rozzell, 88,050 shares ($853,205); Mr. Whitlock 81,163 shares ($786,465); Mr. Schaeffer, 78,278 shares ($758,514); and Mr. Standish,
         57,977 shares ($561,792).

(3)      Securities underlying options are shares of CenterPoint common stock.

(4) Amounts shown represent the dollar value of CenterPoint common stock paid out in the following year based on the achievement of performance goals for the cycle ending in the current year plus dividend equivalent accruals during the performance period.

         In connection with the 2002 spin-off of Reliant Resources, all outstanding performance shares for the performance cycle ending in 2002 were converted to restricted shares of CenterPoint common stock at the maximum level of performance with the exception of those awarded to Mr. McClanahan and certain other former officers of CenterPoint. Mr. McClanahan's awards were 56.25% of target, which reflected actual performance. All such shares vested if the officer holding the restricted shares remained employed with CenterPoint through December 31, 2002.

(5) 2003 amounts include: (a) matching contributions to the savings plan and accruals under the related savings restoration plan, as follows:
         Mr. McClanahan, $100,078; Mr. Rozzell, $54,478; Mr. Whitlock, $51,413; Mr. Schaeffer, $43,360; and Mr. Standish, $32,442; (b) the term portion of the premiums paid under the executive life insurance plan, as follows: Mr. McClanahan, $2,262; Mr. Rozzell, $1,186; Mr. Whitlock, $1,126; Mr. Schaeffer, $1,136; and Mr. Standish, $821; and (c) accrued interest on deferred compensation that exceeds 120% of the applicable federal long-term rate, as follows: Mr. McClanahan, $25,168; Mr. Whitlock, $151; Mr. Schaeffer, $10,788; and Mr. Standish $5,893.

(6) Mr. Rozzell was not employed by CenterPoint prior to March 2001. CenterPoint extended a loan to Mr. Rozzell in the amount of $250,000 in connection with his initial employment. In accordance with the loan agreement, the loan bears interest at a rate of 8% and principal and interest are to be forgiven in semi-monthly installments through March 15, 2006 so long as Mr. Rozzell remains employed by CenterPoint or one of its subsidiaries as of each relevant anniversary of his employment date. The maximum principal amount of the loan outstanding during 2003 was $160,417. As of March 31, 2004, the principal amount of the loan outstanding was $97,917. The amount of loan and interest forgiveness of $54,437 for 2003 is included in the "All Other Compensation" column.

(7) Mr. Whitlock was not employed by CenterPoint prior to July 2001. The amounts shown in the "Other Annual Compensation" column include tax reimbursement payments during 2001 and 2002 in connection with the initial employment of Mr. Whitlock.

Option Grants in 2003. The following table sets forth information concerning the grants of options to purchase common stock made during 2003 to the Named Officers.

                        CENTERPOINT OPTION GRANTS IN 2003

                            NUMBER OF   PERCENTAGE
                           SECURITIES    OF TOTAL
                           UNDERLYING     OPTIONS                                   GRANT DATE
                            OPTIONS     GRANTED TO      EXERCISE    EXPIRATION       PRESENT
        NAME               GRANTED(1)    EMPLOYEES        PRICE        DATE          VALUE (2)
---------------------      ----------   ----------      --------    ----------     -----------
David M. McClanahan         103,900        4.69%        $   5.64    03/03/2013     $   172,474

Scott E. Rozzell             43,900        1.98%            5.64    03/03/2013          72,874

Gary L. Whitlock             40,600        1.83%            5.64    03/03/2013          67,396

Stephen C. Schaeffer         39,200        1.77%            5.64    03/03/2013          65,072

Thomas R. Standish           29,100        1.31%            5.64    03/03/2013          48,306


----------

(1) Option grants vest in one-third increments per year from the date of grant (so long as the officer remains an employee of CenterPoint). All options would immediately vest upon a change of control (defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements").

(2) Grant date present value is calculated using a Black-Scholes option pricing model assuming a five-year term, volatility of 52.60%, the current annual dividend of $.40 per share and a risk-free interest rate of 2.62%. Actual gains, if any, will be dependent on future performance of the common stock.

Option Exercises in 2003. The following table sets forth certain information concerning the exercise of options or stock appreciation rights during 2003 by each of the Named Officers and the number and value of unexercised options and stock appreciation rights at December 31, 2003.

                    CENTERPOINT FISCAL YEAR-END OPTION VALUES


                                         NUMBER OF SECURITIES UNDERLYING             VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS                 IN-THE-MONEY OPTIONS AT
                                               AT DECEMBER 31, 2003                   DECEMBER 31, 2003(2)
                                        ---------------------------------     ------------------------------------
       NAME(1)                          EXERCISABLE         UNEXERCISABLE       EXERCISABLE         UNEXERCISABLE
--------------------                    -----------         -------------     ---------------      ---------------
David M. McClanahan                       372,901              290,283        $     220,473        $     861,745

Scott E. Rozzell                          118,864              144,605               89,475              356,754

Gary L. Whitlock                           43,212              100,507               83,032              330,507

Stephen C. Schaeffer                      148,938              114,268               80,505              319,773

Thomas R. Standish                         73,906               78,922               58,653              235,165


----------

(1)      None of the named executive officers exercised any options in 2003.

(2) Based on the year-end closing price of the common stock of CenterPoint on the New York Stock Exchange Composite Tape on December 31, 2003.

Long-Term Incentive Plan Awards in 2003. The following table sets forth information concerning the shares of restricted stock and shares of contingent stock awarded pursuant to the Long-Term Incentive Plan during 2003 to each of the Named Officers.

             CENTERPOINT LONG-TERM INCENTIVE PLAN--AWARDS IN 2003(1)

                                                                               ESTIMATED FUTURE PAYOUTS UNDER
                                                                                NON-STOCK PRICE-BASED PLANS(2)
                                                                         ------------------------------------------
                                                     PERFORMANCE         THRESHOLD         TARGET          MAXIMUM
                                        NUMBER       PERIOD UNTIL         NUMBER           NUMBER           NUMBER
        NAME                           OF SHARES        PAYOUT           OF SHARES        OF SHARES       OF SHARES
---------------------                  ---------     ------------        ---------        ---------       ---------
David M. McClanahan                      61,200       12/31/2005          30,600           61,200           91,800

Scott E. Rozzell                         25,800       12/31/2005          12,900           25,800           38,700

Gary L. Whitlock                         23,900       12/31/2005          11,950           23,900           35,850

Stephen C. Schaeffer                     23,000       12/31/2005          11,500           23,000           34,500

Thomas R. Standish                       17,100       12/31/2005           8,550           17,100           25,650

----------

(1) Amounts shown are potential payouts of awards in cash, common stock, or a combination thereof under CenterPoint's long-term incentive plan. These awards have a three-year performance cycle. Payouts will be based on a total shareholder return measure (compared to a peer group of companies in which at least 80% of revenues are generated from regulated operations) and operating cash flow weighted 60% and 40%, respectively. If a change of control occurs (as defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements"), such amounts will be paid in cash at the maximum level, without regard to the achievement of performance goals.

(2) The table does not reflect dividend equivalent accruals during the performance period.

Equity Compensation Plan Awards in 2003. The following table sets forth information concerning the shares of restricted stock and shares of contingent stock awarded pursuant to the Equity Compensation Plan during 2003 to each of the Named Officers.

                      EQUITY COMPENSATION PLAN INFORMATION

         The following table sets forth information about CenterPoint's common stock that may be issued under our existing equity compensation plans as of December 31, 2003.

                                                        (a)                           (b)                          (c)
                                               -----------------------       ----------------------       -----------------------
                                                                                                           NUMBER OF SECURITIES
                                                                                                          REMAINING AVAILABLE FOR
                                                                                                           FUTURE ISSUANCE UNDER
                                               NUMBER OF SECURITIES TO          WEIGHTED AVERAGE            EQUITY COMPENSATION
                                               BE ISSUED UPON EXERCISE          EXERCISE PRICE OF            PLANS (EXCLUDING
                                               OF OUTSTANDING OPTIONS,        OUTSTANDING OPTIONS,        SECURITIES REFLECTED IN
             PLAN CATEGORY                       WARRANTS AND RIGHTS         WARRANTS AND RIGHTS(1)             COLUMN (a))
------------------------------------------     -----------------------       ----------------------       -----------------------
Equity compensation plans approved by
   security holders(2)                                  17,031,902(3)             $           14.29                 7,999,130(4)

Equity compensation plans not approved by
   security holders(5)                                     299,376(5)                         18.18                        --
                                                    --------------                -----------------            --------------

Total                                                   17,331,278                $           14.36                 7,999,130
                                                    ==============                =================            ==============


----------

(1) The weighted average exercise price applies to outstanding options, without taking into account performance units and performance shares which do not have an exercise price.

(2) These plans consist of the 1989 and 1994 Long-term Incentive Compensation Plans, the 2001 Long-term Incentive Plan and the Amended and Restated Stock Plan for Outside Directors. No future grants may be made under the 1989 and 1994 Long-term Incentive Compensation Plans.

(3) Includes, in addition to shares underlying options, an aggregate of 1,291,706 shares issuable upon settlement of outstanding grants of performance shares (assuming maximum performance is achieved) and 401,276 shares issuable upon settlement of outstanding performance units, using actual performance and assuming 70% of the payment of outstanding performance units is made in shares based on the closing price of the common stock on December 31, 2003. Does not include 5,640 shares subject to issuance upon exercise of options, having an average exercise price of $6.41 per share, assumed in the 1997 merger in which NorAm Energy Corp. was acquired.

(4) The securities remaining available for issuance may be issued in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance shares. The shares remaining available for issuance may be used for any of these types of awards, except that the Amended and Restated Stock Plan for Outside Directors provides only for awards of common stock.

(5) Plans not approved by shareholders include the Common Stock Participation Plan for Designated New Employees and Non-officer Employees. Outstanding awards under the Common Stock Participation Plan, in which participation is limited to new employees and existing employees who are not officers of CenterPoint, consist of stock options covering 298,451 shares of common stock which generally vest in equal annual increments over three years from the grant date and awards of 925 restricted stock awards which generally vest in equal annual increments for three years after grant. No future grants may be made under the Common Stock Participation Plan.


            RETIREMENT PLANS, RELATED BENEFITS AND OTHER ARRANGEMENTS

Pension Plan. The following table shows estimated annual benefits, giving effect to CenterPoint's Pension Plan, payable upon retirement to persons in the specified remuneration and years-of-service classifications.

                               PENSION PLAN TABLE

PRIOR PLAN GRANDFATHER BENEFIT(1)

        FINAL AVERAGE
            ANNUAL                           ESTIMATED ANNUAL PENSION BASED ON YEARS OF SERVICE(2)
        COMPENSATION                         -----------------------------------------------------
          AT AGE 65                               30                                   35 OR MORE
        ------------                         -------------                            ------------
        $    450,000                         $     255,791                            $    298,422
             500,000                               284,891                                 332,372
             750,000                               430,391                                 502,122
           1,000,000                               575,891                                 671,872
           1,250,000                               721,391                                 841,622
           1,500,000                               866,891                               1,011,372
           1,750,000                             1,012,391                               1,181,122
           2,000,000                             1,157,891                               1,350,872

----------

(1) Prior to January 1, 1999, the retirement plan and benefit restoration plan accrued benefits based on a participant's years of service, final average pay and covered compensation (final average pay formula). Final average annual compensation means the highest compensation for 36 consecutive months out of the 120 consecutive months immediately preceding retirement, based solely on base salary and, for purposes of the benefit restoration plan, bonus amounts. For purposes of the table above, final average compensation is frozen as of December 31, 2008 pursuant to the terms of the plans. Retirement benefits for persons who were employees as of December 31, 1998 are based on the prior plan grandfather benefit, which is the higher of (a) the benefit calculated under the final average pay formula or (b) the cash balance formula explained below. Messrs. McClanahan, Schaeffer and Standish are eligible for the prior plan grandfather benefit. Since it is anticipated that under the prior plan grandfather benefit, the final average pay formula will provide the higher benefit, the benefits reflected in the table entitled "Prior Plan Grandfather Benefit" are based on the final average pay formula. Mr. McClanahan's, Mr. Schaeffer's and Mr. Standish's benefits are not expected to exceed the amounts reflected in that table as of their age 65 normal retirement. Regarding years of credited benefit service under the retirement plan as of December 31, 2003, Mr. McClanahan had 29 years, Mr. Schaeffer had 34 years and Mr. Standish had 22 years. In some circumstances, Mr. McClanahan is entitled to up to three additional years of credited benefit service under a supplemental agreement.

(2) Amounts are determined on a single-life annuity basis and are not subject to any deduction for Social Security or other offsetting amounts. The qualified retirement plan limits compensation and benefits in accordance with provisions of the Internal Revenue Code. Pension benefits based on compensation above the qualified plan limit or in excess of the limit on annual benefits are provided through the benefit restoration plan.

Effective January 1, 1999, the retirement plan and benefit restoration plan provide for benefit accruals based on a cash balance formula. Under the cash balance formula, participants accumulate a retirement benefit based upon four percent of eligible earnings each year and current interest credits. Messrs. Rozzell and Whitlock were first employed after January 1, 1999 and thus their benefits are based solely on the cash balance formula. The estimated annual benefits payable as of their age 65 normal retirement are $43,477 for Mr. Rozzell and $41,486 for Mr. Whitlock.

CenterPoint maintains an executive benefits plan that provides certain salary continuation, disability and death benefits to certain key officers of CenterPoint and certain of its subsidiaries. Messrs. McClanahan, Schaeffer and Standish participate in this plan pursuant to individual agreements that generally provide for (a) a salary continuation benefit of 100% of the officer's current salary for 12 months after death during active employment and then 50% of salary for nine years or until the deceased officer would have attained age 65, if later, and (b) if the officer retires after attainment of age 65, an annual postretirement death benefit of 50% of the officer's preretirement annual salary payable for six years. Coverage under this plan has not been provided to persons attaining executive officer status after July 1, 1996.

CenterPoint has an executive life insurance plan providing split-dollar life insurance in the form of a death benefit for designated officers. This plan provides endorsement split-dollar life insurance, with coverage continuing after the officer's termination of service at age 65 or later. The death benefit coverage for each participating CenterPoint officer varies in proportion to their current salary. The named executive officers have single-life coverage equal to two times current salary. The annual premiums due on the policies are payable solely by CenterPoint. In accordance with the Internal Revenue Code, the officers must recognize imputed income currently based upon the policy holder's one-year term rates. The plan also provides for CenterPoint to gross-up the officer's compensation to cover the officer's after-tax cost of this imputed income. Upon the death of the insured, the officer's beneficiaries will receive the specified death benefit, and CenterPoint will receive any balance of the insurance proceeds payable in excess of such death benefit. The executive life insurance plan is designed so that the proceeds CenterPoint ultimately receives are sufficient to cover the cumulative premiums paid and the after-tax cost to CenterPoint of the gross-up payments. Officers hired after 2001 may not participate in this plan.

Since 1985, CenterPoint and its predecessors have had in effect deferred compensation plans that permit eligible participants to elect each year to currently defer a percentage of that year's salary and up to 100% of that year's annual bonus. In addition to salary and bonus deferrals, eligible participants can also commence deferrals into the plan once they reach the qualified savings plan compensation limit or the defined contribution annual addition limit under the Internal Revenue Code. Interest generally accrues on deferrals made in 1989 and subsequent years at a rate equal to the average annual yield of the Moody's Long-Term Corporate Bond Index plus 2%. Fixed rates of 19% to 24% were established for deferrals made in 1985 through 1988, as a result of then-higher prevailing rates and other factors. Current accruals of the above-market portion of the interest on deferred compensation amounts are included in the "All Other Compensation" column of the Summary Compensation Table. Participants in the current plan may elect to receive distributions of their deferred compensation and interest in three ways: (i) an early distribution of either 50% or 100% of their account balance in any year that is at least four years from the year of deferral; (ii) a lump sum distribution; or
(iii) 15 annual installments. If a participant terminates employment prior to age 55, a lump-sum distribution of his deferral amount plus interest, calculated using the Moody's rate and excluding the additional two percentage points, will be made regardless of his form of election. If a participant retires between age 55 and 60, the deferral amount plus interest (including the additional two percent) will be paid in accordance with the participant's distribution elections in either (i) a lump-sum payment in the January after his retirement or (ii) 15 annual installments commencing upon retirement. If a participant retires after age 60, the deferral amount plus interest (including the additional two percent) will be paid in accordance with the participant's distribution elections after he reaches age 65. For purposes of the prior deferred compensation plan, distribution payments generally follow the same procedures described above for 15 annual installments; however, the fixed interest rate established at the time of deferral is used.

CenterPoint maintains a trust agreement with an independent trustee establishing a "rabbi trust" for the purpose of funding benefits payable to participants (including each of its named executive officers) under CenterPoint's deferred compensation plans, executive incentive compensation plans, benefit restoration plan and savings restoration plan, also referred to as the "Designated Plans." The trust is a grantor trust, irrevocable except in the event of an unfavorable ruling by the Internal Revenue Service as to the tax status of the trust or certain changes in tax law. It is currently funded with a nominal amount of cash. Future contributions will be made to the grantor trust if and when required by the provisions of the Designated Plans or when required by CenterPoint's Benefits Committee. The Benefits Committee consists of officers of CenterPoint designated by the Board of Directors and has general responsibility for funding decisions, selection of investment managers for CenterPoint's retirement plan and other administrative matters in connection with other employee benefit plans of CenterPoint. If there is a change of control (defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements"), the grantor trust must be fully funded, within 15 days following the change of control, with an amount equal to the entire benefit to which each participant would be entitled under the Designated Plans as of the date of the change of control (calculated on the basis of the present value of the projected future benefits payable under the Designated Plans). The assets of the grantor trust are required to be held separate and apart from the other funds of CenterPoint and its subsidiaries, but remain subject to claims of general creditors under applicable state and federal law.

In December 2003, the company entered into severance agreements with certain executive officers, including the named executive officers. The severance agreements, effective January 1, 2004, provide for the payment of certain benefits in the event of a Covered Termination of employment occurring after the execution of a binding agreement to effect a Change of Control or within three years (two years for Mr. Standish) after the date of a Change of Control. A Change of Control will be deemed to occur under the severance agreement if:

         o any person or group becomes the direct or indirect beneficial owner of 30% or more of CenterPoint's outstanding voting securities, unless acquired directly from CenterPoint;

         o        a majority of the Board members changes;

         o there is a merger or consolidation of, or involving, CenterPoint (a "transaction") unless:

                  o more than 70% of the surviving corporation's outstanding voting securities is owned by former shareholders of CenterPoint,

                  o if the transaction involves CenterPoint's acquisition of another entity, the total fair market value of the consideration plus long-term debt of the entity or business being acquired does not exceed 50% of the total fair market value of CenterPoint's outstanding voting securities, plus CenterPoint's consolidated long-term debt,

                  o no person is the direct or indirect beneficial owner of 30% or more of the then outstanding shares of voting stock of the parent corporation resulting from the transaction and

                  o a majority of the members of the board of directors of the parent corporation resulting from the transaction were members of the Board immediately prior to consummation of the transaction; or

         o the sale or disposition of 70% or more of CenterPoint's assets (an "asset sale") unless:

                  o individuals and entities that were beneficial owners of CenterPoint's outstanding voting securities immediately prior to the asset sale are the direct or indirect beneficial owners of more than 70% of the then outstanding voting securities of CenterPoint (if it continues to exist) and of the entity that acquires the largest portion of the assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity), and

                  o a majority of the members of Board (if CenterPoint continues to exist) and of the entity that acquires the largest portion of the assets (or the entity, if any, that owns a majority of the outstanding voting stock of such acquiring entity) were members of the Board immediately prior to the asset sale.

Under the new severance agreements, a Covered Termination occurs if the officer's employment is terminated for reasons other than death, disability as defined in the Company's long-term disability plan, termination on or after age 65, involuntary termination for Cause (as defined), or resignation of the officer unless such resignation is due to (a) a failure to maintain the officer in his position or a substantially equivalent position; (b) a significant adverse change in the authorities, powers, functions, responsibilities or duties held; (c) a reduction in the officer's base salary; (d) a significant reduction in the officer's qualified, nonqualified and welfare benefits; (e) a reduction in the officer's overall compensation; (f) a change in the location of the officer's principal place of employment by more than 50 miles; or (g) a failure to provide directors and officers liability insurance covering the officer. An officer experiencing a Covered Termination of employment will be entitled to a lump-sum payment of three times the sum of the officer's base salary plus target short-term incentive plan bonus (two times for Mr. Standish), as well as certain welfare benefits for a period of three years (two years for Mr. Standish). Three years of service and age (two years for Mr. Standish) will be added for benefit purposes under the retirement plan. The severance agreements also provide for a prorata distribution of the short-term incentive plan bonus for the current plan year, as well as continued coverage under the Company's executive life insurance plan, if applicable. In addition, the agreements provide for career transition placement services, the reimbursement of legal fees incurred related to the severance, financial planning fees under the Company's program for a period of up to the earlier of (a) six months or (b) when the maximum reimbursement amount has been reached and a tax gross-up payment to cover any excise taxes, interest and penalties that may be assessed on the officer as a result of the severance payment. The term of the severance agreements is three years, with an "evergreen" provision under which, at the election of the Board of Directors, the term may be extended for an additional year on an annual basis

Compensation of Directors.

CenterPoint employees receive no extra pay for serving as directors. In 2003, compensation for each non-employee director, other than the Chairman, consisted of an annual retainer fee of $30,000, a fee of $1,200 for each Board and committee meeting attended and a supplemental annual retainer of $4,000 for serving as a committee chairman. Acting on the recommendation of the Governance Committee, the Board approved an increase effective as of June 3, 2004 in the annual retainer fee to $50,000, the meeting fee to $1,500 and the supplemental annual retainer for service as a committee chairman to $7,500 for the Audit Committee and $5,000 for other Board committees. Each non-employee director also receives an annual grant of up to 5,000 shares of CenterPoint common stock which vest in one-third increments on the first, second and third anniversaries of the grant date. Full vesting of such shares is provided in the event of the director's death or upon a change of control (defined in substantially the same manner as in the executive severance agreements described under "Retirement Plans, Related Benefits and Other Arrangements"). If a director's service on the Board is terminated for any reason other than due to death or change of control, all rights to the unvested portion of the director's grant is forfeited as of the termination date. Upon the initial nomination to the Board, in addition to the annual grant, a non-employee director may be granted a one-time grant of up to but not exceeding 5,000 shares of CenterPoint common stock which are subject to the same vesting schedule outlined above. During 2003, each director received an award of 3,000 shares of common stock under the Amended and Restated Stock Plan for Outside Directors. The Chairman receives the compensation payable to other non-employee directors plus a supplemental monthly retainer of $25,000. In addition, in connection with his assuming the position of Chairman, Mr. Carroll was granted 10,000 shares of CenterPoint common stock in November 2002 and another 10,000 shares of common stock in October 2003.

Since 1985, CenterPoint and its predecessors have had in effect deferred compensation plans that permit directors to elect each year to defer all or part of their annual retainer fees and meeting fees. Directors participating in these plans may elect to receive distributions of their deferred compensation and interest in three ways: (i) an early distribution of either 50% or 100% of their account balance in any year that is at least four years from the year of deferral up to the year in which they reach age 70, (ii) a lump sum distribution payable in the year after they reach age 70 or upon leaving the Board of Directors, whichever is later, or (iii) 15 annual installments beginning on the first of the month coincident with or next following age 70 or upon leaving the Board of Directors, whichever is later. Interest accrues on deferrals made in 1989 and subsequent years at a rate equal to the average annual yield of the Moody's Long-Term Corporate Bond Index plus 2%. Fixed rates of 19% to 24% were established for deferrals made in 1985 through 1988, as a result of then-higher prevailing rates and other factors.

Non-employee directors elected to the Board before 2004 participate in a director benefits plan under which a director who serves at least one full year will receive an annual cash amount equal to the annual retainer (excluding any supplemental retainer) in effect when the director terminates service. Benefits under this plan begin the January following the later of the director's termination of service or attainment of age 65, for a period equal to the number of full years of service of the director.

Non-employee directors who were elected to the Board before 2001 participate in CenterPoint's executive life insurance plan described under "Retirement Plans, Related Benefits and Other Arrangements." This plan provides endorsement split-dollar life insurance with a death benefit equal to six times the director's annual retainer, excluding any supplemental retainer, with coverage continuing after the director's termination of service at age 65 or later. The annual premiums due on the policies are payable solely by CenterPoint, and in accordance with the Internal Revenue Code, the directors must recognize imputed income which is currently based upon the policy holder's one-year term rates. The plan also provides for CenterPoint to gross-up the director's compensation to cover the director's after-tax cost of this imputed income. Upon the death of the insured, the director's beneficiaries will receive the specified death benefit, and CenterPoint will receive any balance of the insurance proceeds payable in excess of such death benefit. The executive life insurance plan is designed so that the proceeds CenterPoint ultimately receives are sufficient to cover the cumulative premiums paid and the after-tax cost to CenterPoint of the gross-up payments. Directors elected to the Board after 2000 may not participate in this plan.

During the first five months of 2002, Mr. Carroll received fees of $71,178 from CenterPoint's then subsidiary Reliant Resources, Inc. for consulting in connection with deregulation issues.

(b) Directors' and Executive Officers' Interests in Securities of System
Companies

The following table shows stock ownership of each director or nominee for director, the Chief Executive Officer, the other most highly compensated executive officers, and the executive officers and directors as a group. Except as otherwise indicated, information for the executive officers, directors and nominees is given as of March 1, 2004. The directors and officers, individually and as a group, beneficially own less than 1% of CenterPoint's outstanding common stock. For directors and executive officers, stock ownership is also shown for CenterPoint's majority-owned subsidiary Texas Genco Holdings, Inc.

                                                        NUMBER OF SHARES OF       NUMBER OF SHARES OF
                                                           CENTERPOINT                TEXAS GENCO
NAME                                                       COMMON STOCK              COMMON STOCK
-------------------------------------------------     ----------------------      -------------------
Milton Carroll                                            25,000                        750

John T. Cater                                             10,000                        250

Derrill Cody                                              10,000                        -0-

O. Holcombe Crosswell                                     11,595                        579

Thomas F. Madison                                          2,500                        -0-

David M. McClanahan                                      644,110(1)(2)                3,109(3)

Robert T. O'Connell                                        2,000(4)                     -0-

Scott E. Rozzell                                         248,142(1)(2)                  503(3)

Stephen C. Schaeffer                                     310,616(1)(2)(5)             3,296(3)(5)

Michae1 E. Shannon                                         2,000                        -0-

Thomas R. Standish                                       156,433(1)(2)(5)(6)            630(3)(5)(6)

Gary L. Whitlock                                         101,191(1)(2)                  717(3)

All of the above officers and directors and other      1,755,846(1)(2)               12,476(3)
   executive officers as a group (15 persons)


----------

(1) Includes shares covered by CenterPoint stock options that are exercisable within 60 days as follows: Mr. McClanahan, 524,948 shares; Mr. Rozzell, 206,688 shares; Mr. Schaeffer, 212,317 shares; Mr. Standish, 115,393 shares; Mr. Whitlock, 82,278 shares; and the group, 1,306,863 shares.

(2) Includes shares of CenterPoint common stock held under CenterPoint's savings plan, for which the participant has sole voting power (subject to such power being exercised by the plan's trustee in the same proportion as directed shares in the savings plan are voted in the event the participant does not exercise voting power).

(3) Includes shares of Texas Genco common stock held under CenterPoint's savings plan, as to which the participants do not have voting power but retain dispositive power.

(4) Mr. O'Connell acquired the above-listed shares subsequent to March 1, 2004.

(5) As members of the CenterPoint Benefits Committee, Messrs. Schaeffer and Standish are responsible for voting approximately 4,511,691 shares of the Company's common stock and 225,584 shares of Texas Genco common stock which are held in the CenterPoint retirement plan. The ownership shown in the table excludes shares that may deemed to be beneficially owned as a result of that voting power.

(6)      Includes shares held by spouse.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies

None.

(d)  Directors' and Executive Officers' Indebtedness to System Companies

CenterPoint extended a loan to Mr. Rozzell in the amount of $250,000 in connection with his initial employment. In accordance with the loan agreement, the loan bears interest at a rate of 8% and principal and interest are to be forgiven in semi-monthly installments through March 15, 2006 so long as Mr. Rozzell remains employed by CenterPoint or one of its subsidiaries as of each relevant anniversary of his employment date. The maximum principal amount of the loan outstanding during 2003 was $160,417. As of March 31, 2004, the principal amount of the loan outstanding was $97,917.

In addition, CenterPoint maintains an appliance loan program through which all employees are allowed to purchase certain appliances on an interest-free basis, subject to paying a five percent up-front administrative charge. Although some officers of CenterPoint and its subsidiaries have loans under this program, no senior or executive officer has a loan under this program.

(f) Directors' and Executive Officers' Rights to Indemnity

The state laws under which each of CenterPoint and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of officers and directors against claims and liabilities against them in their capacities as such. Refer to the disclosures made in the Amended and Restated Bylaws of CenterPoint, adopted March 26, 2002 (incorporated by reference to
Exhibit 3.2 to CenterPoint's Form 10-K for the year ended December 31, 2001).

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

To be filed by amendment.

Attached as Exhibit F-2 is a listing of expenditures to citizens groups and public relations counsel (to be filed by amendment).

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.

See Exhibits F-3 through F-6 hereto.

Part II. During 2003 no system companies had a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

Part III. No system company employs any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.

In February 2003, CenterPoint sold its interest in Argener, a cogeneration facility in Argentina. In April 2003, CenterPoint sold its remaining investment in Argentina, a 90 percent interest in Empresa Distribuidora de Electricidad de Santiago del Estero S.A., and in November 2003 completed the sale of its interest in Rain Calcining, Ltd, a generation facility in India. With these transactions CenterPoint has completed its strategy of exiting all its international investments. The consolidated financial statements present these operations as discontinued operations in accordance with SFAS No. 144.

(a) Texas Genco Holdings, Inc. was formed in 2002 in connection with the restructuring of Reliant Energy, Incorporated. It was formed to own the approximately 14,000 MW of formerly regulated electric generating assets of Reliant Energy, Incorporated in order to satisfy requirements under Texas legislation. Under that legislation, integrated electric utilities like Reliant Energy, Incorporated were required to separate their generation, transmission and distribution and retail marketing functions into separate businesses. These electric generating assets are owned by Texas Genco, LP, a Texas limited partnership that is owned 5% by Texas Genco GP, LLC, as general partner and 95% owned by Texas Genco LP, LLC, as limited partner. Texas Genco GP, LLC and Texas Genco LP, LLC are in turn wholly owned by Texas Genco Holdings, Inc., which is now approximately 81% owned by Utility Holding, LLC, a wholly owned subsidiary of CenterPoint, Inc (collectively, Texas Genco, LP and Texas Genco Holdings, Inc. are hereinafter referred to as "Texas Genco"). In January 2003, approximately 19% of the common stock of Texas Genco Holdings, Inc. was distributed by CenterPoint and Utility Holding, LLC to the shareholders of CenterPoint, Inc. pursuant to provisions of the Texas Electric restructuring law enacted in 1999. The stock was distributed in order to provide a market value for Texas Genco that will be used by the Public Utility Commission of Texas to determine a market value for Texas Genco's generating assets in connection with the Texas Commission's stranded cost determination later in 2004. Currently, CenterPoint indirectly owns approximately 81% of the 80 million shares of Texas Genco Holdings, Inc. that are outstanding.

Although Texas Genco was initially treated as a public utility company under the Act, in October 2003, FERC granted certification to Texas Genco, LP as an exempt wholesale generator under Section 32 of the Act. Substantially all of the business of Texas Genco, LP and of its parent Texas Genco Holdings, Inc. is the ownership and operation of electric generating facilities in the state of Texas. In accordance with requirements of Texas law, Texas Genco operates as a wholesale electric supplier, selling power generated from its facilities to retail electric providers, other generation companies, and municipal entities. By law, Texas Genco may not own transmission and distribution facilities or make sales of electricity at retail.

The generating facilities owned by Texas Genco, LP consist of gas, oil, coal, lignite and nuclear fueled generating facilities that provide electric service to meet baseload, cyclic, intermediate and peaking demands. Power has been sold by Texas Genco during 2002 and 2003 primarily through auctions in which a variety of types of power products are offered for sale for varying terms. For a discussion of the properties, business and financial results and condition of Texas Genco Holdings, Inc. and its subsidiaries see the Annual Report on Form 10-K of Texas Genco Holdings, Inc. for the year ended December 31, 2003 (File No. 1-31449) filed with the Commission and incorporated herein by reference.

(b) When Texas Genco was incorporated, CenterPoint acquired all of the issued and outstanding shares of Texas Genco's common stock for $1,000 in exchange for certain assets. On January 6, 2003, CenterPoint distributed approximately 19% of Texas Genco's common stock to CenterPoint's shareholders in a taxable distribution.

Texas Genco does not have any debt or financial obligations for which there is direct or indirect recourse to CenterPoint or any other system company.

CenterPoint has not made any financial guarantee to any party for Texas Genco securities.

Texas Genco has not received any transfer of assets from any CenterPoint system company except in connection with the formation of Texas Genco in August 2003 as part of the restructuring of Reliant Energy, Incorporated.

(c) As of December 31, 2003, Texas Genco had no debt outstanding. Texas Genco had net income of $250.1 million for 2003.

(d) Texas Genco has entered into a transition services agreement with CenterPoint under which CenterPoint will provide Texas Genco through the earlier of such time as all services under the agreement are terminated or CenterPoint ceases to own a majority of Texas Genco's common stock, various corporate support services that include accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources, as well as information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics. The charges Texas Genco pays for the services are on a basis intended to allow CenterPoint to recover the fully allocated direct and indirect costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit to CenterPoint, except to the extent routinely included in traditional utility cost of capital.

Part II.

Please see Exhibit F-1 for an organizational chart showing the relationship of Texas Genco to other CenterPoint system companies.

See Exhibit H hereto for the most recent audited financial statements of Texas Genco.

Part III.

To be filed by amendment.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

                              FINANCIAL STATEMENTS

The consolidated financial statements for CenterPoint and its subsidiaries as of December 31, 2003 have heretofore been filed with the Commission and are incorporated herein by reference and made a part hereof by reference to CenterPoint's annual report on Form 10-K for the year ended December 31, 2003.

The consolidating financial statements for CenterPoint and its subsidiaries as of December 31, 2003 are attached hereto as exhibit F-7 (to be filed by amendment).

                                    EXHIBITS

EXHIBIT A ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

A-1 CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-31447) incorporated by reference herein.

A-2 CenterPoint's 2004 Proxy Statement (File No. 001-31447) incorporated by reference herein.

A-3 CenterPoint's Annual Report to Shareholders for the year ended December 31, 2003 (filed in connection herewith under cover of Form SE).

A-4 CenterPoint Energy Houston Electric LLC's Annual Report on Form 10- for the year ended December 31, 2003 (File No. 1-3187) incorporated by reference herein.

A-5 CenterPoint Energy Resources Corp's Annual Report on Form 10-k for the year ended December 31, 2003 (File No. 1-13265) incorporated by reference herein.

EXHIBIT B CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

The articles, bylaws and other fundamental documents of organization of CenterPoint are incorporated by reference to CenterPoint's 10-K for the year ended December 31, 2001 (file number 1-31447):

     CenterPoint 10-K Exhibit No.     Description
     ----------------------------     -----------
     2                                Agreement and Plan of Merger, dated as of October 19, 2001, by and among Reliant Energy, Incorporated, CenterPoint and Reliant Energy
                                      MergerCo, Inc.

     3(a)(1)                          Amended and Restated Articles of Incorporation of CenterPoint

     3(a)(2)                          Articles of Amendment to Amended and Restated Articles of
                                      Incorporation of CenterPoint

     3(b)                             Amended and Restated Bylaws of CenterPoint

         The organizational documents for CenterPoint's subsidiaries are incorporated by reference to CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360):

CenterPoint U5B Exhibit No.             Description
---------------------------             -----------
B-2                                     Organizational documents of Utility Holding, LLC

B-3                                     Organizational Documents of CenterPoint Energy Houston Electric, LLC

B-4                                     Organizational Documents of Texas Genco Holdings, Inc.

B-5                                     Organizational Documents of Texas Genco LP, LLC

B-6                                     Organizational Documents of Texas Genco GP, LLC

B-7                                     Organizational Documents of Texas Genco, LP

B-8                                     Organizational Documents of CenterPoint Energy Resources Corp.

B-9                                     Organizational Documents of ALG Gas Supply Company

B-10                                    Organizational Documents of Allied Materials Corporation

B-11                                    Organizational Documents of Arkansas Louisiana Finance Corporation

B-12                                    Organizational Documents of Arkla Industries Inc.

B-13                                    Organizational Documents of Arkla Products Company

B-14                                    Organizational Documents of Blue Jay Gas Company

B-15                                    Organizational Documents of CenterPoint Energy Alternative Fuels, Inc.

B-16                                    Organizational Documents of Entex Gas Marketing Company

B-16A                                   Organizational Documents of CenterPoint Energy Gas Receivables, LLC

B-17                                    Organizational Documents of CenterPoint Energy Gas Resources Corp.

B-18                                    Organizational Documents of Entex NGV, Inc.

B-19                                    Organizational Documents of Entex Oil & Gas Company

B-20                                    Organizational Documents of CenterPoint Energy - Illinois Gas Transmission
                                        Company

B-21                                    Organizational Documents of Industrial Gas Supply Corporation

B-22                                    Organizational Documents of Intex, Inc.

B-23                                    Organizational Documents of Louisiana Unit Gas Transmission Company

B-24                                    Organizational Documents of Minnesota Intrastate Pipeline Company

B-25                                    Organizational Documents of CenterPoint Energy - Mississippi River
                                        Transmission Corporation

B-26                                    Organizational Documents of CenterPoint Energy MRT Holdings, Inc.

B-27                                    Organizational Documents of CenterPoint Energy MRT Services Company

B-28                                    Organizational Documents of CenterPoint Energy Gas Marketing Company

B-29                                    Organizational Documents of National Furnace Company

B-30                                    Organizational Documents of NorAm Financing I

B-31                                    Organizational Documents of NorAm Utility Services, Inc.

B-32                                    Organizational Documents of CenterPoint Energy Consumer Group, Inc.

B-33                                    Organizational Documents of CenterPoint Energy Field Services, Inc.

B-34                                    Organizational Documents of CenterPoint Energy Field Services Holdings, Inc.

B-35                                    Organizational Documents of CenterPoint Energy Gas Processing, Inc.

B-36                                    Organizational Documents of Reliant Energy Funds Management, Inc.

B-37                                    Organizational Documents of CenterPoint Energy Gas Transmission Company

B-38                                    Organizational Documents of CenterPoint Energy Hub Services, Inc.

B-39                                    Organizational Documents of CenterPoint Energy Intrastate Holdings, LLC

B-40                                    Organizational Documents of Pine Pipeline Acquisition Company, LLC

B-41                                    Organizational Documents of CenterPoint Energy Pipeline Services, Inc.

B-42                                    Organizational Documents of CenterPoint Energy OQ, LLC

B-43                                    Organizational Documents of CenterPoint Energy Marketing, Inc.

B-44                                    Organizational Documents of CenterPoint Energy Retail Interests, Inc.

B-45                                    Organizational Documents of CenterPoint Energy Trading and Transportation
                                        Group, Inc.

B-46                                    Organizational Documents of Unit Gas Transmission Company

B-47                                    Organizational Documents of United Gas, Inc.

B-48                                    Organizational Documents of HL&P Capital Trust I

B-49                                    Organizational Documents of HL&P Capital Trust II

B-50                                    Organizational Documents of HL&P Receivables, Inc.

B-51                                    Organizational Documents of Houston Industries Energy (UK), Inc.

B-52                                    Organizational Documents of Houston Industries FinanceCo GP, LLC

B-53                                    Organizational Documents of Houston Industries FinanceCo LP

B-54                                    Organizational Documents of CenterPoint Energy Funding Company

B-55                                    Organizational Documents of NorAm Energy Corp.

B-56                                    Organizational Documents of REI Trust I

B-57                                    Organizational Documents of REI Trust II

B-58                                    Organizational Documents of Reliant Energy FinanceCo II GP, LLC

B-59                                    Organizational Documents of Reliant Energy FinanceCo II LP

B-60                                    Organizational Documents of Reliant Energy FinanceCo III GP, LLC

B-61                                    Organizational Documents of Reliant Energy FinanceCo III LP

B-62                                    Organizational Documents of Reliant Energy FinanceCo IV GP, LLC

B-63                                    Organizational Documents of Reliant Energy FinanceCo IV LP

B-64                                    Organizational Documents of Reliant Energy Investment Management, Inc.

B-65                                    Organizational Documents of CenterPoint Energy Power Systems, Inc.

B-66                                    Organizational Documents of CenterPoint Energy Products, Inc.

B-67                                    Organizational Documents of CenterPoint Energy Properties, Inc.

B-68                                    Organizational Documents of CenterPoint Energy Tegco, Inc.

B-69                                    Organizational Documents of CenterPoint Energy Management Services, Inc.

B-70                                    Organizational Documents of Reliant Energy Thermal Systems (Delaware), Inc.

B-71                                    Organizational Documents of Northwind Houston L.P.

B-72                                    Organizational Documents of CenterPoint Energy District Cooling, LLC

B-73                                    Organizational Documents of CenterPoint Energy Transition Bond Company, LLC

B-74                                    Organizational Documents of Reliant Energy Water, Inc.

B-75                                    Organizational Documents of Utility Rail Services, Inc.

B-76                                    Organizational Documents of CenterPoint Energy International, Inc.

B-77                                    Organizational Documents of Reliant Energy Brazil Ltd.

B-78                                    Organizational Documents of Reliant Energy Brazil Tiete Ltd.

B-79                                    Organizational Documents of Reliant Energy Brazil Ventures Ltd.

B-80                                    Organizational Documents of Reliant Energy Holdings Ltd.

B-81                                    Organizational Documents of CenterPoint Energy International II, Inc.

B-82                                    Organizational Documents of HIE Ford Heights, Inc.

B-83                                    Organizational Documents of HIE Fulton, Inc.

B-84                                    Organizational Documents of Reliant Energy India, Inc.

B-85                                    Organizational Documents of Reliant Energy Rain, Inc.

B-86                                    Organizational Documents of CenterPoint Energy International Holdings, LLC

B-87                                    Organizational Documents of Reliant Energy Salvador Holding Company Ltd.

B-88                                    Organizational Documents of CenterPoint Energy International Services, Inc.

B-89                                    Organizational Documents of CenterPoint Energy Light, Inc.

B-90                                    Organizational Documents of Reliant Energy Cayman Holdings Ltd.

B-91                                    Organizational Documents of Reliant Energy Argentina S.A.

B-92                                    Organizational Documents of Reliant Energy Argener S.A.

B-93                                    Organizational Documents of Reliant Energy Argentine Holdings Ltd.

B-94                                    Organizational Documents of Reliant Energy Opco S.A.

B-95                                    Organizational Documents of Reliant Energy Cayman Investments Ltd.

B-96                                    Organizational Documents of Reliant Energy Cayman Ltd.

B-97                                    Organizational Documents of Reliant Energy Cayman Acquisitions Ltd.

B-98                                    Organizational Documents of Reliant Energy Outsource Ltd.

B-99                                    Organizational Documents of Venus Generation El Salvador

B-100                                   Organizational Documents of Reliant Energy Santiago Del Estero, S.A.


EXHIBIT C  INDENTURES AND CERTAIN OUTSTANDING CONTRACTS

EXHIBIT C - PART (a) - INDENTURES

Information with respect to the indentures and other fundamental documents defining the rights of holders of funded debt is incorporated herein by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2003 and CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360).

EXHIBIT C - PART (b) - OUTSTANDING AND UNCOMPLETED CONTRACTS OR AGREEMENTS RELATING TO THE ACQUISITION OF ANY SECURITIES, UTILITY ASSETS (AS DEFINED IN
SECTION 2(a)(18) OF THE ACT), OR ANY OTHER INTEREST IN ANY BUSINESS.

None.

EXHIBIT D  TAX ALLOCATION AGREEMENT PURSUANT TO RULE 45(c)

See Exhibit D attached hereto.

EXHIBIT E  COPIES OF OTHER DOCUMENTS PRESCRIBED BY RULE OR ORDER

Exhibit E-1 2003 Annual Report to the State of Oklahoma Submitted by CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Exhibit E-2 Gas Utilities 2003 Distribution Annual Report to the Railroad Commission of Texas for CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Exhibit E-3 2003 Annual Report to the Louisiana Public Service Commission for CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Exhibit E-4 Gas Utilities 2003 Transmission Annual Report to the Railroad Commission of Texas for Industrial Gas Supply Company (filed under cover of Form SE in connection herewith)

Exhibit E-5 Gas Utilities 2003 Transmission Annual Report to the Railroad Commission of Texas for Unit Gas Transmission Company (filed under cover of Form SE in connection herewith)

Exhibit E-6 2003 Annual Report to the Arkansas Public Service Commission by CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Exhibit E-7 2003 Annual Report to the Louisiana Public Service Commission for CenterPoint Energy Entex (filed under cover of Form SE in connection herewith)

Exhibit E-8 2003 Annual Report to the Mississippi Public Service Commission for CenterPoint Energy Entex (filed under cover of Form SE in connection herewith)

Exhibit E-9 2003 Annual Report of Affiliate Activities to the Public Utility Commission of Texas for CenterPoint Energy Houston Electric, LLC (filed under cover of Form SE in connection herewith).

Exhibit E-10 2003 Electric Investor-Owned Utilities Earnings Report to the Public Utility Commission of Texas for CenterPoint Energy Houston Electric, LLC (filed under cover of Form SE in connection herewith).

EXHIBIT F SCHEDULES SUPPORTING ITEMS OF THE REPORT

F-1 Chart setting forth system companies and investments therein as of December 31, 2003.

F-2 List of expenditures to citizens groups and public relations counsel (to be filed by amendment).

F-3 Information on service transactions between CenterPoint and subsidiaries (corporate services, support services and information technology services) for first quarter 2003.

F-4 Information on service transactions between CenterPoint and subsidiaries (corporate costs, shared services and information technology services) for second quarter 2003.

F-5 Information on service transactions between CenterPoint and subsidiaries (corporate services, support services and information technology services) for third quarter 2003.

F-6 Information on service transactions between CenterPoint and subsidiaries (corporate costs, shared services and information technology services) for fourth quarter 2003.

F-7 Consolidating financial statements for CenterPoint and its subsidiaries as of December 31, 2003 (to be filed by amendment).

F-8 For consent of the independent accountants as to their opinion on CenterPoint's consolidated financial statements, see Independent Auditors' Consent of Deloitte & Touche LLP (previously filed as Exhibit 23 to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein).

EXHIBIT G  ORGANIZATION CHART: EWGS AND FOREIGN UTILITY COMPANIES

See Exhibit F-1.

EXHIBIT H  EWG OR FOREIGN UTILITY FINANCIAL STATEMENTS

Financial statements of Texas Genco are incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 of Texas Genco Holdings, Inc. (file number 1-31449).

                                    SIGNATURE

         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                               CENTERPOINT ENERGY, INC.,
                                      for itself and on behalf of UTILITY
                                      HOLDING, LLC


                               By:    /s/ Rufus S. Scott
                                      -----------------------------------------
                               Name:  Rufus S. Scott
                               Title: Vice President, Deputy General Counsel
                                      and Assistant Corporate Secretary

Date: May 3, 2004